UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

NEF ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 000-55074

NEVADA	33-1221758
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13809 SW 21st Terrace
Miami, FL 33175
(Address of principal executive offices)

(305) 487-3717
(Registrant's telephone number, including area code)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF NEF ENTERPRISES, INC.

GENERAL

This Information Statement is being mailed to stockholders of record of shares of common stock, par value $0.001 per share (the "Common Stock") of NEF Enterprises, Inc. (the "Company") as of April 10, 2014 with respect to a change of the majority of directors and officers of the Company.  This Information Statement is being distributed on April 11, 2014.  In connection with the change of control, the Company is also changing its business.  Currently, the Company operates as an U.S. Securities and Exchange Commission filing agent for companies and individuals through its 100% wholly-owned subsidiary, PubCo Reporting Services, Inc., providing EDGAR and eXtensible Business Reporting Language filings and electronic data gathering, analysis, and retrieval services.  Post change in control, the Company will focus its business on the acquisition and development of small molecule therapeutics for the treatment of cancer.

On or about the week of April 14, 2014, investors Irwin L. Zalcberg, Jayesh Mehta and Rich Rainey will enter into share purchase agreements ("Purchase Agreement") with Roldis Estevez, the Company's sole executive officer and director.  The Purchase Agreements with Mr. Estevez contemplate the purchase of all 1,000,000 restricted shares of the Company's Common Stock held by Mr. Estevez by Messrs. Zalcberg, Mehta and Rainey.  Additionally, Messrs. Zalcberg, Mehta and Rainey and other investors will enter into Purchase Agreements with all but two of the remaining existing stockholders of record to purchase 3,637,500 of the remaining 3,662,500 issued and outstanding shares of Common Stock.  In total, the Purchase Agreements contemplate the purchase of 4,637,500 of the 4,662,500 issued and outstanding shares of Common Stock in the Company (the "Transaction").

The closing of the Purchase Agreements are expected to occur ten business days after mailing of this Information Statement to the Company's stockholders of record.

In consideration of the change of ownership pursuant to the closing of the Purchase Agreements, Mr. Estevez will resign as the Company's President, CEO, CFO, Treasurer, Secretary and sole Director of the Company and will be replaced by the following persons ("Proposed Management"):

Name	Position(s)

Rich Rainey	President, CEO, CFO, Treasurer, Secretary
Irwin L. Zalcberg	Chairman of the Board
Jayesh Mehta, MD	Director
David Moss	Director
John T. Norton	Director

The resignation of Mr. Estevez and the appointment of the Proposed Management will not be effected until closing of the Purchase Agreements.

The change in the business of the Company is a result of the Company's plan to enter into licensing agreements with various entities whereby the Company will obtain exclusive rights to medications in the field of human cancers.  Terms of the Licensing Agreements are still in the process of negotiation.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.            Voting Securities of the Company

As of April 10, 2014, there were 4,662,500 shares of the Company's Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.            Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company's Common Stock owned beneficially as of April 10, 2014 by: (i) the Company's sole executive officer and director, (ii) officers and directors as a group, and (iii) any other person known by the Company to own more than five percent of the Common Stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)

DIRECTORS AND OFFICERS
Common Stock	Roldis Estevez 6800 SW 40th St. #213 Miami, FL 33155	1,000,000 (direct)	21.45%
Common Stock	All Officers and Directors as a Group (1 person)	1,000,000	21.45%

5% STOCKHOLDERS
Common Stock	Christopher Ellerbeck 6800 SW 40th St. #213 Miami, FL 33155	1,600,000 (direct)	34.32%
Common Stock	Brian Pollard 6 Chicora Ave. Toronto, ON M5R 1T6	300,000 (direct)	6.43%

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.  As of April 10, 2014, the Company had 4,662,500 shares of Common Stock issued and outstanding.

Upon completion of the Transaction, the following table sets forth certain information concerning the number of shares of the Company's Common Stock expected to be owned beneficially by: (i) each of the Company's directors; (ii) each of the Company's named executive officers; (iii) officers and directors as a group, and (iv) any other person known by the Company to own more than five percent of the Common Stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)

DIRECTORS AND OFFICERS
Common Stock	Rich Rainey President, CEO, CFO, Treasurer, Secretary 221 Lake Scranton Rd., Scranton, PA 18505	406,929 (direct)	8.73%
Common Stock	Irwin L. Zalcberg	1,986,555 (direct)	42.61%
Common Stock	Jayesh Mehta, MD 474 N. Lake Shore Dr. Apt. 5906, Chicago, IL 60611	678,215 (direct)	14.55%
Common Stock	David Moss 23 Larkfield, Laguna Niguel, CA 92677	180,857 (direct)	3.88%
Common Stock	John T. Norton 425 Stratford Ct., Apt. 8, Del Mar, CA 92014	0	0%
Common Stock	All Officers and Directors as a Group	2,505,444	53.74%

5% STOCKHOLDERS
Common Stock	Ryan Carpel 1071 W. 15th Street, Unit 424, Chicago, IL 60608	400,000	8.58%
Common Stock	Richard Joseph Corbin, Jr. 1961 Countryside Dr., Libertyville, IL 60048	400,000	8.58%

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.  As of April 10, 2014, the Company had 4,662,500 shares of Common Stock issued and outstanding.

3.            Changes in Control

Upon completion of the Transaction as described above, there will be a change of control in the Company.  In consideration of the change of ownership pursuant to the closing of the Purchase Agreements, Mr. Estevez will resign as the Company's President, CFO, CEO, Treasurer, Secretary and sole Director of the Company and will be replaced by the following Proposed Management:

Name	Position(s)

Rich Rainey	President, CEO, CFO, Treasurer, Secretary
Irwin L. Zalcberg	Chairman of the Board
Jayesh Mehta, MD	Director
David Moss	Director
John T. Norton	Director

The resignation of Mr. Estevez and the appointment of the Proposed Management will not be effected until closing of the Purchase Agreements.

DIRECTOR AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Positions
Roldis Estevez (current)	33	President, CEO, CFO, Treasurer, Secretary and Director
Rich Rainey (upon closing)	47	President, CFO, CEO, Treasurer and Secretary
Irwin L. Zalcberg (upon closing)	65	Chairman of the Board
Jayesh Mehta, MD (upon closing)	49	Director
David Moss (upon closing)	44	Director
John T. Norton (upon closing)	32	Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Roldis Estevez.  On January 24, 2014, the Company's board of directors (the "Board of Directors") appointed Roldis Estevez as President, CFO, CEO and Treasurer of the Company.  Mr. Estevez has served as a director of the Company and Secretary since June 1, 2012.  From October 2011 to present, Mr. Estevez has been employed as a Server at the London Balans Restaurant in Miami Beach, FL.  From August 2007 to October 2011 Mr. Estevez held various positions and was most recently Manager at Pasha's restaurant in Miami, FL.

Rich Rainey.  Mr. Rainey has over twenty years of experience in forming, capitalizing and running biotechnology companies.  Mr. Rainey has been affiliated with Avax Technologies for over fifteen years during which he helped the Company raise $60 million to fund drug development.  At AVAX, he oversaw the launch of clinical studies and commercial activities in United States, Europe and Australia of the Company's cancer vaccines, while overseeing manufacturing and regulatory filings for Phase I, II and III protocols.  He is a Certified Public Accountant in the Commonwealth of Pennsylvania and obtained his bachelors of science in accounting from the Pennsylvania State University.

Irwin L. Zalcberg.  Mr. Zalcberg graduated from University of Illinois in 1970 with a BA in finance.  He worked for Merrill Lynch between 1971-1974 as an account executive and on the floor of CBOE where he represented their proprietary risk arbitrage department.  From 1975-1991, Mr. Zalcberg was an independent trader on the CBOE and held a Chicago Board of Trade mini seat. In addition, Mr. Zalcberg was member of the CBOE from 1973 to 2001. Mr. Zalcberg has helped manage $500M of family money, has held and continues to hold several board positions of both public and private companies, has started dozens of companies, and has been responsible for the exits of several private and public companies with a combined transaction value of almost $2B. He is also a survivor of Non-Hodgkin's Lymphoma.

Jayesh Mehta, MD.  Dr. Mehta is a hematologist with over fifteen years of experience in blood cancers. He is an internationally-known expert in myeloma and hematopoietic stem cell transplantation. Dr. Mehta is co-inventor of several US patents covering the use of growth factors in myocardial infarction and stroke. He directs the Hematopoietic Stem Cell Transplant Program at Northwestern Memorial Hospital, Chicago. Dr. Mehta received his medical training at Bombay University, and specialized training/fellowship in hematologic malignancies and stem cell transplantation at Hadassah University Hospital, Jerusalem, Israel, and The Royal Marsden Hospital, UK.

David Moss.  Mr. Moss is an experienced venture capitalist having over twenty years of experience in the life sciences, resource and technology space.  Mr. Moss is Chairman and CEO of Re/Active Medical LTD a company focused on the disease of aging.  Mr. Moss invested, helped finance and take public Mobivity Inc.  (OTCBB: MFON) and Tonix Pharmaceuticals (NASDAQ: TNXP). He was recently a director of Armada Oil, Inc. (OTCBB: AOIL) and Pegasi Energy Resources Corporation (OTCBB: PGSI) and was responsible for both companies initial capital raises and public listings.   He also is an investor, largest shareholder and sits on the Board of Managers of Sorteo Games LLC and is a board observer and investor for Reliant Business Services.   Mr. Moss also acquired Digital Orchid, Inc. and renamed the company Sorteo Games, LLC which had over $26 million invested prior to his purchase.  He also was instrumental in the purchase and restructuring of Mirapoint Software.  Mirapoint is the first appliance-based email provider serving over 120 million corporate email accounts.  He served as Managing Director, Corporate Finance, for Jesup Lamont Securities, where he advised companies on corporate strategy, financings, and business development.  Previously, Mr. Moss served as Managing Partner at a Seattle-based venture capital firm, The Phoenix Partners with $110 million under management where he ran their healthcare portfolio. He holds an MBA from Rice University and a B.A. in Economics from the University of California, San Diego.

John T. Norton.  Dr. Norton is an expert in cancer biology with 10 years of experience in cancer drug discovery & development. Dr. Norton is a co-inventor of Numonafide, one of Panther's clinical candidates. Dr. Norton received his PhD from Northwestern and is currently pursuing his MBA from the University of San Diego.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

            The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company's Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

•	Any of the Company's directors or officers;
•	Any person proposed as a nominee for election as a director or officer;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's outstanding shares of Common Stock;
•	Any of the Company's promoters; and
•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's securities ("Reporting Persons") to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees.  Instead, the functions that might be delegated to such committees are carried out by the Board of Directors, to the extent required.  The Board of Directors believes that the cost associated with such committees has not been justified under the current circumstances.

The Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee.  The board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in the member's financial sophistication.

Audit Committee Financial Expert

We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

DIRECTOR INDEPENDENCE

Our Common Stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  The Company's sole director, Roldis Estevez, is also the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. As a result, the Company does not have any independent directors.

NOMINATION AND APPOINTMENT OF DIRECTORS

Our Board of Directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders.  Given the small size of the Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. In the interim, our Board of Directors has determined that it is in the best position to evaluate our Company's requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our Board of Directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the president of our Company at the address on the cover of this annual report.

MEETINGS OF DIRECTORS

The Board of Directors currently consists of Roldis Estevez as the sole director. The Board of Directors has held no formal meetings during the previous years ended May 31, 2013 and 2012. As our Company develops a more comprehensive Board of Directors all proceedings may be conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors.  Communications to the Board of Directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal years ended May 31, 2013 and 2012:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All other Compensation	Total ($)
Christopher Ellerbeck(1)	2013 2012	None None	None None	None None	None None	None None	None None	2,000 None	2,000 None
Roldis Estevez(2)	2013 2012	None None	None None	None None	None None	None None	None None	1,000 None	1,000 None

(1)            Mr. Ellberbeck held the positions of Director since July 13, 2011 and of President, CEO, CFO and Treasurer since July 14, 2011, until he resigned from all aforementioned positions on January 24, 2014.  He also held the position of secretary from July 14, 2011 until June 1, 2012.

(2)            Mr. Estevez was appointed Secretary and Director of the Company on June 1, 2012, and was appointed as President, CFO, CEO and Treasurer on January 24, 2014.

Messrs. Ellerbeck and Estevez received compensation of $2,000 and $1,000 respectively during 2013 and no compensation during 2012 from the Company.  There are no current employment agreements in place, however, we have tentatively agreed to pay them management fees, based on available funds.

Outstanding Awards At Fiscal Year End

There was no outstanding equity awards at the year ended May 31, 2013.

Employment Contracts

Except as disclosed above, the Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company's executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEF ENTERPRISES, INC.
(Registrant)

Dated: April 14, 2014	/s/ Roldis Estevez
Roldis Estevez
President, CEO, CFO, Treasurer, Secretary and Director
(Principal Executive and Financial Officer)